20140006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2014

Erron W. Smith
Wal-Mart Stores, Inc.
erron.smith@walmartlegal.com

Re: Wal-Mart Stores, Inc.

Dear Mr. Smith:

This is in regard to your letter dated February 21, 2014 concerning the shareholder proposal submitted by James McRitchie for inclusion in Wal-Mart's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Wal-Mart therefore withdraws its January 31, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

702 SW 8th Street
Bentonville, AR 72716-0215
Erron.Smith@walmartlegal.com

February 21, 2014

VIA E-MAIL to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ***Wal-Mart Stores, Inc.***
Stockholder Proposal of James McRitchie
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 31, 2014, Wal-Mart Stores, Inc. (the "Company" or "Walmart") requested that the staff of the Division of Corporation Finance concur that the Company could exclude from its proxy statement and form of proxy for its 2014 Annual Shareholders' Meeting a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of James McRitchie (the "Proponent").

Enclosed as Exhibit A is an email from Mr. Chevedden, dated February 20, 2014, withdrawing the Proposal. In reliance on this letter, we hereby withdraw the January 31, 2014 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 277-0377, Geoffrey W. Edwards, Senior Associate General Counsel, Walmart, at (479) 204-6483, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Erron Smith

Erron W. Smith
Senior Associate General Counsel
Wal-Mart Stores, Inc.

Enclosure

cc: James McRitchie
John Chevedden

EXHIBIT A

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, February 20, 2014 10:19 PM
To: Office of Chief Counsel <shareholderproposals@sec.gov>
Cc: Erron Smith - Legal
Subject: No action Requested Dated January 31, 2014 (WMT)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Ladies and Gentlemen:

In regard to the company January 31, 2014 no action requested regarding Mr. James McRitchie's special meeting shareholder proposal, this is to withdraw the proposal based on the company Form 8-K:
http://www.sec.gov/Archives/edgar/data/104169/000010416914000013/form8-kx21314.htm
which reflects a very limited adoption of the submitted special meeting proposal. The company has only severe limitations in its special meeting proposal and adds no protections for shareholders such as providing for an independent determination on whether the 10% threshold is met.

Sincerely,
John Chevedden

cc: James McRitchie

Erron Smith
Wal-Mart Stores, Inc. (WMT)

702 SW 8th Street
Bentonville, AR 72716-0215
Erron.Smith@walmartlegal.com

January 31, 2014

VIA E-MAIL to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ***Wal-Mart Stores, Inc.***
Shareholder Proposal of James McRitchie
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wal-Mart Stores, Inc. (the "Company" or "Walmart") intends to omit from its proxy statement and form of proxy for its 2014 Annual Shareholders' Meeting (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of James McRitchie (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> "Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.
>
> This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting."

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal properly may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company currently expects that its Board of Directors (the "Board"), at a meeting in February 2014 (the "February Meeting"), will amend the Company's Bylaws (the "Bylaws") in a manner that will substantially implement the Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," and the Commission codified this revised interpretation in Exchange Act Release No. 40018 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g.*, *Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc*. (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc*. (avail. Apr. 5, 2002); *Exxon Mobil Corp*. (avail. Jan. 24, 2001); *Masco Corp*. (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc*. (avail. Mar. 28, 1991).

B. Anticipated Action By The Board To Adopt The Proposed Bylaw Amendment Substantially Implements The Proposal

Section 211(a)(1) of the Delaware General Corporation Law (the "DGCL") provides that "[m]eetings of stockholders may be held at such place, either within or without this State as may be designated by or in the manner provided in the certificate of incorporation or bylaws, or if not so designated, as determined by the board of directors." The Company's Certificate of Incorporation and Bylaws do not authorize holders of common stock to call special meetings of stockholders. The Company currently expects that the Board will, at the February Meeting, take certain actions that will substantially implement the Proposal. Specifically, the Company expects that the Board will adopt an amendment (the "Amendment") to the Bylaws to require the Company's Secretary to call a special meeting of stockholders upon the request of the holders of an amount of the Company's stock that will be specified in the Amendment. The Company believes that the Amendment, if adopted, will address the Proposal's essential objective, thereby substantially implementing the Proposal.

C. Supplemental Notification Following Board Action

We submit this no-action request before the February Meeting to address the timing requirements of Rule 14a-8(j). We supplementally will notify the Staff after the Board considers the Amendment. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company has notified the Staff that it expects that its board of directors will take certain action that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g.*, *Hewlett-Packard Co.* (avail. Dec. 19, 2013); *Hewlett-Packard Co.* (avail. Dec. 18, 2013); *Starbucks Corp.* (avail. Nov. 27, 2012); *DIRECTV* (avail. Feb. 22, 2011); *NiSource Inc.* (avail. Mar. 10, 2008); *Johnson & Johnson* (avail. Feb. 19, 2008); *Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007); *Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp*. (avail. Mar. 3, 2004); *Intel Corp*. (avail Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to Erron.Smith@walmartlegal.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 277-0377, Geoffrey W. Edwards, Senior Associate General Counsel, Walmart, at (479) 204-6483, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Erron Smith

Erron W. Smith
Senior Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures

cc: James McRitchie
John Chevedden

<u>EXHIBIT A</u>

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 12, 2013 6:32 PM
To: Erron Smith - Legal
Subject: Rule 14a-8 Proposal (WM)``

Mr. Smith,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. S. Robson Walton, Chairman of the Board
Wal-Mart Stores, Inc. (WMT)
702 SW 8th St
Bentonville AR 72716
Phone: 479 273-4000 FX: 479-277-5991

Dear Mr. Walton,

I hold stock in WMT because I believe the company has unrealized potential, which can be unlocked by making our corporate governance more competitive. The cost of such reforms is low, especially compared to benefits.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. I hereby delegate John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on our behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

12/11/2013

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: Jeffrey J. Gearhart
Corporate Secretary
Erron Smith <Erron.Smith@walmartlegal.com>
PH: 479-277-0377
FX: 479-277-5991

[WMT: Rule 14a-8 Proposal, December 12, 2013]

4* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance and ethics performance as reported in 2013:

GMI Ratings, an independent investment research firm, was concerned regarding our executive pay – $28 million for Michael Duke. GMI rated our board F. Inside-related directors included: Gregory Penner, Lee Scott, Jim Walton and Michele Burns. Plus there were 2 insiders on our board. The following directors received more than 10% in negative votes: Christopher Williams (audit committee member), Michael Duke (CEO) and Robson Walton (executive pay committee member). The greater than 10% negative votes were of greater significance since insiders controlled 49% of Wal-Mart stock. The top shareholders were the Walton Family/Walton Enterprises, LLC: Director Jim Walton, Chairman Robson Walton, Alice Walton and John T. Walton Estate Trust.

In other news, it was reported that the U.S. Department of Justice was investigating whether Wal-Mart paid bribes in Mexico to obtain permits to open new stores there, and whether executives covered up an internal inquiry into the payments. The Department of Justice was also looking into possible misconduct Wal-Mart in Brazil, China and India (December 4, 2013).

It was reported that thousands of Wal-Mart workers and their supporters in the trade union movement had begun a nationwide series of Black Friday rallies against Wal-Mart, protesting against wages and conditions they say are so low that many employees are forced to rely on government assistance (November 29, 2013).

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4*

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

From: Erron Smith - Legal
Sent: Monday, December 23, 2013 11:30 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Letter Regarding Shareholder Proposal

Dear Mr. Chevedden:

Please see the attached letter regarding the shareholder proposal you submitted to Wal-Mart Stores, Inc. on December 12, 2013. Thank you.

Sincerely,

Erron Smith Senior Associate General Counsel
Corporate
Phone 479.277.0377 Fax 479.277.5991
erron.smith@walmartlegal.com

Walmart
702 S.W. 8th Street
Bentonville, AR 72716-0215
Saving people money so they can live better.

702 SW 8th Street
Bentonville, AR 72716-0215
Erron.Smith@walmartlegal.com

December 23, 2013

VIA FEDERAL EXPRESS AND E-MAIL *** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of Wal-Mart Stores, Inc. (the "Company"), which on December 12, 2013, received from you a shareholder proposal entitled "4* - Special Shareowner Meetings" for inclusion in the proxy statement for the Company's 2014 Annual Shareholders' Meeting (the "Proposal").

The submission that you emailed to the Company included a letter, dated December 11, 2013, in which James McRitchie states, "I hereby delegate John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on our behalf regarding this Rule 14a-8 proposal, and/or modification of it." However, Securities and Exchange Commission ("SEC") Rule 14a-8 does not provide for a shareholder to submit a shareholder proposal through a delegation such as that purportedly provided by Mr. McRitchie. Instead, Rule 14a-8 specifically provides that references throughout the rule to "you" mean "a shareholder." Accordingly, if Mr. McRitchie is the proponent of the Proposal, we believe that your submission does not satisfy Rule 14a-8, and Mr. McRitchie must submit the Proposal to the Company in accordance with the procedures set forth in Rule 14a-8 (including submitting proof of continuous ownership of Company stock for the one-year period preceding and including the date Mr. McRitchie then submits the Proposal to the Company).

If instead you are the proponent of the Proposal or in the event that a court or the SEC views the Proposal as having been validly submitted by Mr. McRitchie for purposes of Rule 14a-8, then please be advised that the Proposal contains certain procedural deficiencies as described below, which SEC regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that a shareholder proponent (the "Proponent") must submit sufficient proof of continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that Mr. McRitchie or you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of his continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (December 12, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 12, 2013); or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Proponent can confirm whether his broker or bank is a DTC participant by asking his broker or bank or by checking DTC's participant list, which may be available at either http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf or http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then he needs to submit a written statement from his broker or bank verifying that he continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 12, 2013).

(2) If the Proponent's broker or bank is not a DTC participant, then he needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 12, 2013). The Proponent should be able to find out the identity of the DTC participant by asking his broker or bank. If the Proponent's broker is an introducing broker, he may also be able to learn the identity and telephone number of the DTC participant through his account statements, because the clearing broker identified on his account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and

submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (December 12, 2013), the requisite number of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming his ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, under Rule 14a-8(b) of the Exchange Act, a proponent must provide the Company with a written statement that he intends to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the Proposal will be voted on by the shareholders. If you are the Proponent, you must remedy this defect by submitting a written statement that you intend to continue holding the requisite number of Company shares through the date of the Company's 2014 Annual Shareholders' Meeting.

Finally, we note that the supporting statement accompanying the Proposal purports to summarize statements from GMI Ratings. The source for these assertions is not publicly available. In order that the Company can verify that the referenced statements are attributable to GMI Ratings and are not being presented in the supporting statement in a false and misleading manner, the Proponent should provide the Company a copy of the referenced report or other source for the statements obtained from GMI Ratings.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. The Proponent should address any response to me at the address noted in the above letterhead. Alternatively, the Proponent may transmit any response by facsimile to me at (479) 277-5991.

If you have any questions with respect to the foregoing, please contact me at (479) 277-0377. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Erron Smith

Erron W. Smith
Senior Associate General Counsel
Wal-Mart Stores, Inc.

Cc: Mr. James McRitchie, via Federal Express

Enclosures

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 26, 2013 10:58 PM
To: Erron Smith - Legal
Subject: Rule 14a-8 Proposal (WMT) blb

Mr. Smith,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden

TD Ameritrade

Post-it® Fax Note 7671	Date 12-26-13 # of pages ▸
To Erron Smith	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 479-277-5991	Fax #

December 20, 2013

James Mcritchie

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear James Mcritchie,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that James McRitchie has continuously held 100 shares of Wal-Mart Stores Inc (WMT) common stock in his account ending in *** FISMA & OMB Memorandum M-07-16 *** at TD Ameritrade since January 21, 2011. DTC number 0188 is the clearinghouse number for TD Ameritrade and the above listed account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Daniel Bliss
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, December 27, 2013 8:47 AM
To: Erron Smith - Legal
Subject: Method of Submittal Technicality (WMT) mos'

Mr. Smith,
Although not believed necessary the attachment is provided as a special accommodation to the company. It is in response to the vague company letter based on a speculative theory.

Also a balanced application of the company logic would mean that under rule 14a-8 – no action requests by proxy would no longer be permitted after decades of use.
Sincerely,
John Chevedden
cc: James McRitchie

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Erron Smith
Senior Associate General Counsel
Wal-Mart Stores, Inc. (WMT)
702 SW 8th St
Bentonville AR 72716
PH: 479-277-0377
FX: 479-277-5991
Erron.Smith@walmartlegal.com

Dear Mr. Smith,

This is to respond to the company letter within the 14-days requested.
The rule 14a-8 proposal:
WMT: Rule 14a-8 Proposal, December 12, 2013]
4* – Special Shareowner Meetings
was submitted using a method in use for at least 15-years for rule 14a-8 proposals. This is to reconfirm the cover letter and proposal. I am the sole proponent of this proposal. This additional confirmation is believed unnecessary and is forwarded as a special accommodation for the company.

Sincerely,

12/27/2013

James McRitchie　　　　Date
Publisher of the Corporate Governance site at CorpGov.net since 1995